UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SPECIAL REPORT PURSUANT TO RULE 15(d)-2

ANNUAL REPORT UNDER SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Contains only Financial Statements For the Fiscal Year Ended December 31, 2002

Commission File Number 333-99065

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(Name of small business issuer in its charter)

Minnesota	41-1997390
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2448 — 540th Street, Suite 1, P.O. Box 216, Granite Falls, Minnesota 56241-0216
(Address of principal executive offices)

(320) 564-3100
(Issuer’s telephone number)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: None

     Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

     Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy of information statements incorporated by reference in this report. ☐

     State issuer’s revenues for its most recent fiscal year: $0

     State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days: The aggregate market value of the units held by non-affiliates of the issuer as of March 31, 2003 was approximately $583,500.

     As of March 31, 2003 the issuer had outstanding 1,417 units of Ownership Interests.

     Documents Incorporated by Reference: None

Transitional Small Business Disclosure Format (Check one): ☐ Yes ☒ No

     This Special Report is filed under cover of the facing sheet of Form 10-KSB in accordance with Rule 15(d)-2 of the Securities Exchange Act of 1934 and contains only the financial statements for the fiscal year ended December 31, 2002 and information concerning our conclusions about the effectiveness of our disclosure controls and procedures based on our evaluation as of the evaluation date and any significant changes in internal controls subsequent to the date of the evaluation.

Controls and Procedures.

(a)

     Evaluation of Disclosure Controls and Procedures.

     Our President (the principal executive officer), Paul Enstad, and our Treasurer (the principal financial officer), Julie Oftedahl-Volstad, have reviewed our disclosure controls and procedures within 90 days prior to the filing of this report. Based upon this review, these officers believe that our disclosure controls and procedures are effective in ensuring that material information related to us is made known to them by others within the Company.

(b)

     Changes in Internal Controls.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Granite Falls Community Ethanol Plant, LLC
Granite Falls, MN

We have audited the accompanying balance sheet of Granite Falls Community Ethanol Plant, LLC (a development stage company), as of December 31, 2002 and 2001, and the related statements of operations, changes in members’ equity, and cash flows for the years ended December 31, 2002 and 2001, and for the period from inception (December 29, 2000) to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Granite Falls Community Ethanol Plant, LLC (a development stage company) as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, and the period from inception to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company is forecasting a shortage of operating cash if the Company is unable to raise the minimum offering amount by June 30, 2003. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding this matter is also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/	Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
February 11, 2003

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(A Development Stage Company)

Balance Sheet

	December 31,	December 31,
	2002	2001

ASSETS
Current Assets
Cash	$251,987	$17,557
Prepaid expenses	1,005

Total current assets	252,992	17,557
Equipment
Office equipment	6,317
Less accumulated depreciation	105

Net equipment	6,212
Other Asset
Deferred offering costs	134,978	18,467

Total other assets	134,978	18,467

Total Assets	$394,182	$36,024

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Accounts payable	$39,095	$67,147
Accrued interest	5,201	2,102

Total current liabilities	44,296	69,249
Long-Term Debt	47,800	72,800
Commitments and Contingencies
Members’ Equity
Member contributions, net of costs related to capital contributions, 1,417 and zero units outstanding at December 31, 2002 and 2001, respectively	628,641
Deficit accumulated during development stage	(326,555)	(106,025)

Total members’ equity	302,086	(106,025)

Total Liabilities and Members’ Equity	$394,182	$36,024

Notes to Financial Statements are an integral part of this Statement.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(A Development Stage Company)

Statement of Operations

	Year Ended	Year Ended	From Inception
	December 31,	December 31,	to December 31
	2002	2001	2002

Revenues	$—	$—	$—

Operating Expenses
Project coordinator	59,291	33,850	93,141
Surveying, site and permitting expense	36,477	53,241	89,718
Professional and consulting fees	108,595	14,312	122,907
Miscellaneous	15,186	3,520	18,706

Total operating expenses	219,549	104,923	324,472

Operating Loss	(219,549)	(104,923)	(324,472)
Other Income (Expense)
Interest income	3,221		3,221
Miscellaneous income		1,000	1,000
Interest expense	(4,202)	(2,102)	(6,304)

Total other income (expense), net	(981)	(1,102)	(2,083)

Net Loss	$(220,530)	$(106,025)	$(326,555)

Net Loss Per Unit (928, 0 and 462 weighted average units outstanding, respectively)	$(237.64)	$—	$(706.83)

Notes to Financial Statements are an integral part of this Statement.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(A Development Stage Company)

Statement of Changes in Members’ Equity

Balance — December 29, 2000	$—
Balance — December 31, 2000	—
Net loss for the year ended December 31, 2001	(106,025)

Balance — December 31, 2001	(106,025)
Capital contributions
January 2002 - 200 units	55,000
March - July 2002 - 1,167 units, net of $35,962 of costs related to raising capital contributions	547,538
August 2002 - conversion of $25,000 note payable and accrued interest to the City of Granite Falls to 50 units	26,103
Net loss for the year ended December 31, 2002	(220,530)

Balance — December 31, 2002	$320,086

Notes to Financial Statements are an integral part of this Statement.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC
(A Development Stage Company)

Statement of Cash Flows

	Year Ended	Year Ended	From Inception
	December 31,	December 31,	to December 31
	2002	2001	2002

Cash Flows from Operating Activities
Net loss	$(220,530)	$(106,025)	$(326,555)
Adjustments to reconcile net loss to net cash from operations:
Depreciation	105	—	105
Changes in assets and liabilities
Prepaid expenses	(1,005)	—	(1,005)
Accounts payable	(13,998)	48,680	34,682
Accrued interest	4,202	2,102	6,304

Net cash used in operating activities	(231,226)	(55,243)	(286,469)
Cash Flows from Investing Activities
Capital expenditures	(6,317)	—	(6,317)

Net cash used in investing activities	(6,317)	—	(6,317)

Cash Flows from Financing Activities
Proceeds from notes payable	—	72,800	72,800
Member contributions	638,500	—	638,500
Payments for costs of raising capital	(166,527)	—	(166,527)

Net cash provided by financing activities	471,973	72,800	544,773

Net Increase in Cash	234,430	17,557	251,987
Cash — Beginning of Period	17,557	—	—

Cash — End of Period	$251,987	$17,557	$251,987

Supplemental Disclosure of Noncash Investing and Financing Activities
Deferred offering costs in accounts payable	$4,413	$18,467	$4,413

Conversion of note payable and accrued interest into member units	$26,103	$—	$26,103

Notes to Financial Statements are an integral part of this Statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company, which anticipates its plant location to be near Granite Falls, Minnesota, was organized to fund and construct a 40 million gallon ethanol plant with distribution to upper Midwest states. In addition, the Company intends to produce and sell distillers dried grains as a co-product of ethanol production. Construction is anticipated to begin in 2003. As of December 31, 2002, the Company is in the development stage with its efforts being principally devoted to organizational, project feasibility and permitting activities.

Fiscal Reporting Period

The Company has adopted a fiscal year ending December 31 for reporting financial operations.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Significant estimates include the deferral of expenditures for offering costs which are dependent upon successful financing and project development, as discussed below. It is at least reasonably possible that these estimates may change in the near term.

Cash

The Company maintains its accounts at one financial institution which is a member of the Company. At times throughout the year, the Company’s cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Deferred Offering Costs

The Company defers the costs incurred to raise equity financing until that financing occurs. At such time that the issuance of new equity units occurs, these costs will be netted against the proceeds received; or if the financing does not occur, they will be expensed.

Equipment

Equipment is stated at the lower of cost or estimated fair value. Depreciation is provided over an estimated useful life of five years by use of the straight line depreciation method. Depreciation expense in 2002 and 2001 was $105 and $0, respectively. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Fair Value of Financial Instruments

The fair value of the Company’s cash approximates its carrying value. It is not currently practicable to estimate the fair value of the long-term debt since these agreements contain unique terms, conditions, and restrictions, which were negotiated at arm’s length with the City of Granite Falls, as discussed in Note 3, there is no readily determinable similar instrument on which to base an estimate of fair value.

Grants

The Company will recognize grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant. For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset upon complying with the conditions of the grant

Income Taxes

Granite Falls Community Ethanol Plant, LLC is treated as a partnership for Federal and state income tax purposes and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

2.    DEVELOPMENT STAGE ENTERPRISE

The Company was formed on December 29, 2000 to have an indefinite life. The Company was initially capitalized by proceeds from notes payable to the City of Granite Falls, Minnesota and later by contributions from its founding members and additional seed capital investors. The seven founders contributed an aggregate of $55,000 for 700 units and subsequently the Board of Governors approved a 1:2 reverse membership unit split for the founding members. In addition, six of the seven founding members agreed to return to the Company one-half of each of their remaining units, thereby reducing the number of units held by each such founding member to twenty-five. Sixty-five members, including six of the founders or their affiliates, contributed an additional aggregate of $583,500 for 1,167 units that were issued between March and July 2002 pursuant to a private placement memorandum. On July 31, 2002, the Company discontinued selling units under the private placement memorandum. In August 2002, the Company converted a $25,000 note payable plus accrued interest to the City of Granite Falls to 50 membership units. Net Loss Per Unit retroactively reflects the two 1:2 reverse membership unit splits as well as the return of units to the Company by the founder

Income and losses are allocated to all members based upon their respective percentage units held. See Note 4 for further discussion of members’ equity.

3.    NOTES PAYABLE

At December 31, 2002 and 2001, the Company has $47,800 and $72,800, respectively, of notes payable with the City of Granite Falls, Minnesota due on January 1, 2003, subsequently extended to January 1, 2004, including interest at 7%. All notes are secured by terms and conditions of the Development Agreement dated February 2, 2001, and subsequently amended, between the City and the Company. The repayment of up to the entire amount may be forgiven subject to the covenants set forth in the Development Agreement.

Under the terms of the Development Agreement, partial forgiveness of the notes payable would have occurred if construction or commencement of construction or the letting of a contract for the construction of the project occurs on or before January 1, 2003. The notes payable can be forgiven at a rate of $5,000 for each job created, up to ten jobs, within six months of the start-up of operations of the facility, provided each job pays a gross annual wage or salary of not less than $24,500. In addition, upon the completion of financing and organizational startup, $25,000 of the notes payable may be converted to equity with a market value of $25,000 or more. In August 2002, the City Council of Granite Falls approved the conversion of a $25,000 note due from the Company plus accrued interest into fifty membership units. The notes payable are completely forgiven, in their entirety, if the project is abandoned.

4.    MEMBERS’ EQUITY

As specified in the Company’s operating agreement, the Company initially will have one class of membership units. No member shall transfer all or any portion of an interest without the prior written consent of the Board of Governors. The Company has prepared an SB-2 Registration Statement for a minimum of 18,000 units and a maximum of 30,000 units which will be available for sale at $1,000 per unit with a minimum investment of $5,000. Should the Company not raise the minimum of $18,000,000 through the offering by June 30, 2003, the offering period may be extended on two occasions of up to 90 days each. Should the Company not raise the minimum $18,000,000 through the extension period, the capital raised through the offering will be returned to the respective investors. At December 31, 2002, the Registration Statement had not been completed and, accordingly, no membership units had been sold other than the units described in Note 2. During February 2003, the Company’s Registration Statement was declared effective.

5.    INCOME TAXES

The differences between financial statement basis and tax basis of assets are as follows at December 31:

	2002	2001

Financial statement basis of total assets	$394,182	$36,024
Organizational costs expensed for financial reporting purposes	170,162	53,242
Syndication costs not deductible for taxable income reporting	(134,978)	(18,467)
Depreciation for tax purposes in excess of depreciation for financial reporting purposes	(211)

Taxable income basis of total assets	$429,155	$70,799

There were no differences between the financial statement basis and tax basis of the Company’s liabilities.

6.    COMMITMENTS AND CONTINGENCIES

The Company has signed a letter of intent with a general contractor, who is also a member, for various design and construction services. The letter of intent stipulates that the engineer and general contractor will be engaged to construct a plant for approximately $43 million. The Company intends to begin construction in 2003 and anticipates total project costs to approximate $55 million.

In addition to the equity the Company intends to raise by June 30, 2003 of $18 to $30 million, the Company will need to obtain debt financing of $25 to $37 million, depending upon the amount of equity raised, to fund the cost of the project. The Company needs to obtain a debt financing commitment by July 31, 2003. This date may be extended on two occasions of up to 90 days each. The Company does not currently have a written commitment to obtain the additional debt financing.

In February 2002, the Company executed an energy management and engineering service agreement with an organization that will provide economic comparisons and engineering cost estimates. The total initial commitment for this agreement is $20,000 plus a maximum of $2,500 for travel expense. As of December 31, 2002, $27,500 of these costs are included in accounts payable. The agreement expired in October 2002 and was renewed for a successive one-year term unless and until terminated by either party with thirty days notice.

In fiscal 2001, the Company made a nominal payment to obtain an option to purchase approximately 31.72 acres of land for a price of $168,000. This option will expire on December 31, 2003. The Company is considering this parcel of land as a viable site for their ethanol plant.

In March 2001, the Company executed an agreement, as subsequently amended, with a member to serve as project coordinator. The agreement pays a maximum of $5,000 per month, renews every thirty days, and may be terminated by the Company at any time with no less than 10 days written notice.

7.    GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $326,555 from inception to December 31, 2002. In addition, the Company is projecting a shortage of operating cash if the Company is unable to raise the minimum offering amount by June 30, 2003. These factors create an uncertainty about the Company’s ability to continue as a going concern. Management of the Company is developing a plan to obtain low interest loans and additional grants, although they have not yet secured any commitments for such financing.. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

Date: May 6, 2003	By:	/s/ Paul Enstad
Paul Enstad
Chief Manager
(Principal Executive Officer)

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

     Each person whose signature appears below constitutes and appoints Paul Enstad and Julie Oftedahl-Volstad as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Name	Title	Date

/s/ Paul Enstad Paul Enstad	Chief Manager and Chairman of the Board (Principal Executive Officer)	May 6, 2003

/s/ Scott Dubbelde Scott Dubbelde	Vice Chairman of the Board	May 6, 2003

/s/ Julie Oftedahl-Volstad Julie Oftedahl-Volstad	Treasurer, Secretary and Governor (Principal Financial and Accounting Officer)	May 6, 2003

/s/ Steven H. Core Steven H. Core	Vice President of Operations and Governor	May 6, 2003

/s/ Steve Lindholm Steve Lindholm	Governor	May 6, 2003

/s/ Myron D. Peterson Myron D. Peterson	Governor	May 6, 2003

/s/ Shannon Johnson Shannon Johnson	Governor	May 6, 2003

SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO
SECTION 15(d) OF THE EXCHANGE DATE BY NON-REPORTING ISSUERS

We have not sent any annual report or proxy material to our unit holders.

I, Paul Enstad, certify that:

1.	I have reviewed this special report of Granite Falls Community Ethanol Plant, LLC filed pursuant to Section 15(d) of the Securities Exchange Act of 1934;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of managers (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 6, 2003	/s/ Paul Enstad
Paul Enstad Chief Manager (Principal Executive Officer)

I, Julie Oftedahl-Volstad, certify that:

1.	I have reviewed this special report of Granite Falls Community Ethanol Plant, LLC filed pursuant to Section 15(d) of the Securities Exchange Act of 1934;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of managers (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 6, 2003	/s/ Julie Oftedahl-Volstad
Julie Oftedahl-Volstad
Treasurer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

23.1	Consent of Independent Auditors
24.1	Powers of Attorneys (Included on Signature Page)
99.1	Certification pursuant to 18 U.S.C. § 1350